

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People's Republic of China

> **Re: Oriental Rise Holdings Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 7, 2023**
> **CIK No. 0001964664**

Dear Dezhi Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed July 7, 2023

Cover Page

1. We note your response to previous comment 6 and re-issue in part. Please revise here to state whether any transfers, dividends or distributions have been made to investors.

Commonly Used Defined Terms, page ii

2. We note your revised disclosure in response to previous comment 7 and re-issue the comment. We acknowledge your statement that you have no operations, and do not intend to begin operations, in the special administrative region of Macau. However, it is still

possible that the Company could begin operations in Macau in the future Additionally, your revised definition of "Mainland China" includes a carve out for the special administrative region of Hong Kong which was previously included in your defined term for "China" or the "PRC." As such, please revise your disclosure to clarify that the legal and operational risks associated with operating in China discussed elsewhere in the prospectus would also apply to operations in Macau and Hong Kong. In this regard we note that your cover page disclosure refers to you being "exposed to legal and operations risks associated with having substantially all of our operations in Mainland China" and your risk factor section includes similar revisions.

Prospectus Summary
Our Business Strategy, page 6

3. We note your response to previous comment 13 and re-issue the comment. The revised disclosure does not appear to reconcile the different estimates, identify the industry observers making the projections or discuss the material assumptions underlying the projections.

4. We note your response to previous comment 14 and re-issue the comment in part. Your disclosure on page 98 still references the estimated cultivation capacity for 2022. Please remove this reference as it does not appear you closed these acquisitions prior to the end of 2022. Additionally, please include an estimate of when you expect to close the anticipated acquisition of these additional tea gardens.

5. We note your response to previous comment 15 and re-issue the comment in part. If known, please provide an estimated cost for your planned purchase of an automatic production line for the production of your refined tea and note if you intend to make this purchase using the expected net proceeds from the offering.

Capitalization, page 63

6. Please provide a note to the second column explaining the details of the referenced issuance in January 2023. Revise the second bullet point preceding the table to clarify the nature of this column. It currently describes the "first pro forma column" as reflecting the sale of the 4,000,000 ordinary shares, when it appears to be reflecting the sale of 15,999,900 shares in January 2023.

Business
The Tea Gardens We Operate, page 105

7. We note your response to previous comment 27 and re-issue the comment in part. Your revised disclosure notes that "[u]pon the expiration of the entrusted management period stipulated in this agreement or the early termination of this agreement due to reasons, the tea garden managers shall conduct handover procedures with the Company within 10 days." Please expand on this description to explain what reasons could lead to the early termination of the agreement or otherwise provide more detail on the applicable termination provisions.

8. We note your revised disclosure in response to previous comments 29 and 31 and re-issue the comments in part. Please include disclosure concerning the termination provisions of the agreements discussed throughout in this section. If the agreements do not have applicable termination provisions, please state so in your description of the relevant agreement.

PRC Regulation
Laws and Regulations Relating to Land Use
Overview of Relevant PRC Laws and Regulations on Buildings, page 124

9. We note your revised disclosure in response to previous comment 32 and re-issue the comment in part. We note your new disclosure that the lack of certain title certificates "could have a material impact on [y]our business and operations." Please include risk factor disclosure regarding the lack of title certificates and the possible consequences to your business and operations.

Description of Share Capital, page 136

10. Please explain your accounting for the 9,599,900 shares issued to parties controlled by founders of your company, including whether the issuances were treated as in-substance recapitalization transactions and how the issuances were reflected in the calculation of earnings per share for periods prior to their issuance. Refer to SAB Topic 4D and ASC 260-10-55-12.

11. Regarding the 6,400,000 shares sold for $3,200,000, please explain the reasons for the difference between the $.50 sales price on January 10, 2023, and the estimated offering price of $5.00 included in your initial filing in March 2023.

Consolidated statements of operations, page F-4

12. Please revise your presentation of earnings per share to reflect the in-substance recapitalization through the issuance of shares to your founders in January 2023. It appears the recapitalization should be reflected in earnings per share for prior periods similar to a stock split. Refer to SAB Topic 4D and ASC 260-10-55-12.

Note 21. Capital commitments, page F-22

13.   We note your response to comment 39. Please provide clarifying disclosure in Note 21, including when the management rights to the related land lots will transfer. Also, please reconcile the $12,393,000 prepayments on property, plant and equipment with the amount of $6,860,000 on the balance sheet or clarify where it has been recorded.

Note 23. Events after the reporting period, page F-22

14.   Please include the date you have evaluated subsequent events through.

Exhibits

15.   We note your response to comment 8. Please have CIC revise its consent to expressly state that the expert or counsel consents to quotation or summarization of its quoted or summarized report.

        You may contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Industrial Applications and
                                            Services

cc: Joe Laxague, Esq.